William HILL

Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

1st June 2010

SUPPL

SEC No. 82-34679

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA


10015830

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

  May 11th; 11th; 26th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

Dennis Read
Deputy Company Secretary

Encs.

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 11 May 2010 12:35
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 7040L
William Hill PLC
11 May 2010

11 May 2010

William Hill PLC

AGM Resolutions

William Hill PLC ("the Company") confirms that all resolutions proposed at the Annual General Meeting held on Tuesday, 11 May 2010 at 11.00 a.m. at the Cavendish Conference Centre, 22 Duchess Mews, London, W1G 9DT and set out in the Notice of Meeting dated 23 March 2010 were duly passed on a show of hands.

The final proxy voting position is shown below. Any proxy votes which are at the discretion of the Chairman have been included in the "In Favour" total.

Resolution		In Favour	Against
1	Annual Report	531,556,193	1,001,796
2	Remuneration Report	522,402,640	14,295,367
3	David Allvey	520,390,650	16,082,520
4	Ralph Topping	534,578,667	2,155,530
5	Neil Cooper	534,609,990	2,105,661
6	Re-appoint Auditors	486,947,708	45,557,482
7	Auditors Remuneration	488,636,387	47,566,011
8	Performance Share Plan	530,551,005	2,325,710
9	Share Incentive Plan	523,806,323	12,773,250
10	Political Donations & Expenditure	531,301,628	5,370,243
11	Allot Shares	508,632,985	27,464,195
12	Pre-emption Rights	536,375,902	251,485
13	Purchase of Shares	536,567,305	185,559

The Company has submitted two copies of the resolutions passed at the meeting (other than resolutions concerning ordinary business) to the UK Listing Authority and these documents will be available shortly for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. No. 020 7676 1000

The proxy figures for the resolutions will also displayed on the Company's corporate website - www.williamhillplc.co.uk

END

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Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 11 May 2010 07:02
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 6511L
William Hill PLC
11 May 2010

WILLIAM HILL PLC

Cantos Interview with Chief Executive

11 May 2010

William Hill PLC (William Hill or the Group) (LSE: WMH) announces that a video interview with its Chief Executive, Ralph Topping, is available at http://www.williamhillplc.com and at http://www.cantos.com.

Enquiries:

Lyndsay Wright, Director of IR Tel: +44 (0) 20 8918 3614

Lili Huang, IR assistant Tel: +44 (0) 20 8918 3987

Notes to editors:

William Hill is one of the UK's leading betting and gaming companies. It is one of the UK's largest bookmakers, and also operates in Ireland, with a total of approximately 2,300 LBOs in the UK that provide betting opportunities on a wide range of sporting and non-sporting events and, in the UK, offer gaming machines. The Group's online business, William Hill Online, is one of the leading European online betting and gaming business by profitability, providing sports betting, casino games, poker, bingo, numbers betting and skill games.

END

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Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 26 May 2010 07:04
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 5364M
William Hill PLC
26 May 2010

Cessation of French online gambling business

26 May 2010

William Hill PLC (LSE: WMH) announces that, following the introduction of new laws relating to online gambling in France, William Hill Online is taking steps to cease accepting online gambling business from clients resident in France.

In conjunction with the changes to the regulatory regime in France, William Hill Online is considering whether to apply for a licence to offer permitted online gambling products to French residents.

William Hill Online continues to trade in line with management's expectations and the impact of the current withdrawal from France is not expected to be material for the 2010 outturn and beyond.

END

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